

October 28, 2015

VIA E-MAIL

Morrison C. Warren
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

Re: Incapital Unit Trust, Series 105
        File Nos: 333-207237 and 811-22581

Dear Mr. Warren:

On October 2, 2015, you filed a registration statement on Form S-6 for Incapital Unit Trust, Series 105, consisting of two underlying unit investment trust portfolios, Incapital Formula 10 Dow, 4Q 2015 and Incapital Formula 30 S&P, 4Q 2015 (the "Trusts"). We have reviewed the registration statement and have provided our comments below. For convenience, we have organized our comments using headings and defined terms from the registration statement.

Incapital Formula 10 Dow, 4Q 2015

Principal Investment Strategy, page 2

1. Please disclose in the section the capitalization range of the DJIA as of the most recent recapitalization date.

2. Please briefly explain in the section what it means to "overweight" and "underweight" securities by a percentage. This comment applies to Incapital Formula 30 S&P, 4Q 2015, as well.

3. With respect to your statement that "[i]f there are any companies within the top ten that have cut their regular dividend in the prior ten years, the Sponsor underweights those companies by 25%, with an equal overweighting for the rest of the portfolio holdings," please clarify whether a company that has cut its regular dividend at all during the prior ten years will be underweighted or whether the company would have to have cut their dividend by a certain amount or percentage. Please also explain what you mean by the underlined language. That is, does the Sponsor overweight the rest of the portfolio holdings, including the securities that it previously underweighted? If so, how? Please

consider including an example of the adjustment. This comment applies to Incapital Formula 30 S&P, 4Q 2015, as well.

Hypothetical Performance Information, pages 2-4

4. Please move this section so that it appears after the Example on p. 8.

5. Please confirm supplementally, if true, that the Sponsor has no discretion in constructing the Trust's portfolio.

6. Please remove all statements that the results represent "past performance." Hypothetical performance is not past performance of the Strategy.

7. The first paragraph following the hypothetical return tables states that the Hypothetical Strategy figures reflect the deduction of the maximum sales charge for the first year, and a reduced sales charge in the remaining years. Please also disclose in this paragraph whether the annual operating expenses of the Trust are reflected in the hypothetical return tables.

Principal Risks, pages 5-6

8. Given that a UIT must be a redeemable security and that a unitholder may cause units to be redeemed by the trustee of the Trust, it is unclear why you have included Liquidity Risk as a principal risk of investing in the Trust. Please advise or revise. This comment applies to Incapital Formula 30 S&P, 4Q 2015, as well.

Purchase and Redemption of Units, page 10

9. Please advise what you plan to add in the section "Disclaimer to be Included." We may have further comments.   This comment applies to Incapital Formula 30 S&P, 4Q 2015, as well.

Incapital Formula 30 S&P, 4Q 2015

Principal Investment Strategy, page 12

10. Please disclose in the section the capitalization range of the S&P 500 as of the most recent recapitalization date.

Hypothetical Performance Information, pages 12-14

11. Please see comments 4-7 above.

Prospectus Part B

In-Kind Distributions, page B-25

12. Please disclose that shareholders who choose to redeem in-kind will incur transaction costs in liquidating securities received, and that the securities will be subject to market risk until sold.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Responses to this letter should be in the form of a pre-effective amendment accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to Trust disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Trust requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-6751. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at whitea@sec.gov. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely yours,

/s/ Alison White

Alison White
Senior Counsel